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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 1)

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                          CHIPS AND TECHNOLOGIES, INC.
                           (NAME OF SUBJECT COMPANY)

                          CHIPS AND TECHNOLOGIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                        COMMON STOCK $0.01 PAR VALUE AND
                          COMMON STOCK PURCHASE RIGHTS
                        (TITLE OF CLASSES OF SECURITIES)

                                   170021109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               JEFFERY ANNE TATUM
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                          CHIPS AND TECHNOLOGIES, INC.
                                2950 ZANKER ROAD
                           SAN JOSE, CALIFORNIA 95134
                                 (408) 434-0600
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                    ON BEHALF OF PERSON(S) FILING STATEMENT)

                                    COPY TO:

                             BRADLEY J. ROCK, ESQ.
                          GRAY CARY WARE & FREIDENRICH
                           A PROFESSIONAL CORPORATION
                              400 HAMILTON AVENUE
                              PALO ALTO, CA 94301

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

     This Amendment No. 1 supplements and amends the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on August 1, 1997 (the "Statement"), by Chips and Technologies, Inc., a Delaware corporation (the "Company"), with respect to the tender offer by Intel Enterprise Corporation, a Delaware corporation (the "Purchaser") and a direct, wholly owned subsidiary of Intel Corporation, a Delaware corporation, ("Intel"), to purchase all outstanding Shares at $17.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 1, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"; and together with the Offer to Purchase, the "Intel Offer"). The Offer to Purchase is made pursuant to an Agreement and Plan of Merger, dated as of July 27, 1997, and amended by an Amendment to Merger Agreement, dated October 2, 1997 (as amended, the "Merger Agreement"). All capitalized terms used but not defined herein shall have the meanings set forth in the Statement.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     Item 4 is hereby amended and restated in its entirety to provide as follows:

RECOMMENDATION OF THE BOARD OF DIRECTORS

     The Board of Directors of the Company has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are fair to and in the best interests of the stockholders of the Company, has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommends that the stockholders accept the Offer and tender their Shares.

     As set forth in the Merger Agreement, Purchaser will purchase all Shares tendered prior to the expiration of the Offer if the conditions to the Offer have been satisfied (or waived).

     STOCKHOLDERS CONSIDERING NOT TENDERING THEIR SHARES IN ORDER TO WAIT FOR THE MERGER SHOULD NOTE THAT IF THE MINIMUM CONDITION IS NOT SATISFIED OR ANY OF THE OTHER CONDITIONS TO THE OFFER ARE NOT SATISFIED, THE PURCHASER IS NOT OBLIGATED TO PURCHASE ANY SHARES AND, SUBJECT TO CERTAIN LIMITATIONS, CAN TERMINATE THE OFFER AND THE MERGER AGREEMENT AND NOT PROCEED WITH THE MERGER. IN ADDITION, STOCKHOLDERS WHO DO NOT TENDER THEIR SHARES SHOULD NOTE THAT, EVEN IF THE MINIMUM CONDITION IS SATISFIED AND SHARES ARE PURCHASED IN ACCORDANCE WITH THE OFFER, THERE ARE ADDITIONAL CONDITIONS TO THE OBLIGATION OF PURCHASER TO EFFECT THE MERGER. IF THESE CONDITIONS ARE NOT SATISFIED OR WAIVED, THE MERGER MAY NOT BE COMPLETED, AND ANY SHARES NOT TENDERED WOULD REMAIN OUTSTANDING AND WOULD NOT RECEIVE THE MERGER CONSIDERATION. IN SUCH CIRCUMSTANCES, STOCKHOLDERS MIGHT BE UNABLE TO SELL THEIR SHARES OR TO DO SO AT A PRICE AS FAVORABLE AS THE MERGER CONSIDERATION.

     Under Delaware Law, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding Shares are generally required to approve the Merger. Accordingly, if Purchaser acquires a majority of the outstanding Shares in the Offer, the Purchaser will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other stockholder. Under Delaware law, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the then outstanding Shares, Purchaser will be able to approve and adopt the Merger Agreement and effective the Merger without a vote of the Company's stockholders. Intel and the Company have agreed to use their reasonable efforts to take, or to cause to be taken, all actions, and to do, or to cause to be done, and to cooperate with each other in doing, all things necessary, proper or advisable to consummate and make effective, as soon as practicable, the Offer, the Merger and the other transactions contemplated by the Merger Agreement. If Purchaser does not acquire at least 90% of the then outstanding Shares pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under Delaware Law, a longer period of time will be required to effect the Merger.

     The Offer is scheduled to expire at 8:00 p.m., New York City time, on October 17, 1997, unless the Purchaser extends the period of time for which the Offer is open. If at the scheduled expiration date any conditions to the Offer are unsatisfied which are reasonably capable of being satisfied prior to November 30, 1997, Purchaser has agreed to extend the expiration date, but in no event is Purchaser required to extend the expiration date beyond November 30, 1997.

BACKGROUND OF THE OFFER; REASONS FOR THE RECOMMENDATION

     Background of the Offer. Since late 1994, the Company has from time to time engaged in efforts to find a strategic partner in the semiconductor industry. The goal of this activity potentially was to link the Company with a larger and stronger industry participant, either through a technology sharing relationship, other strategic arrangement, merger or outright sale of the Company. In connection with such efforts, by mid-1997, the Company had contacted more than a dozen industry participants, both in the United States and abroad, about partnering with the Company, but none of these contacts resulted in a transaction or agreement. Such participants included many of the larger companies in the semiconductor industry. During this period, the Company did not contact Intel in light of, among other reasons, the fact that the Company knew that Intel had never before acquired a public company.

     Intel has been developing a 2D/3D graphics component for the desktop PC market segment. Lockheed-Martin Corporation is providing certain 2D/3D technology for that project. The Company is the subcontractor to Lockheed-Martin Corporation for providing 2D and video engineering elements. As consideration for the 3D, 2D and video technology being licensed to Intel, Intel has agreed to pay a royalty to Lockheed-Martin Corporation for the products sold under the agreement. As a subcontractor to Lockheed-Martin, the Company has the contractual right with Lockheed-Martin to receive a portion of those royalty payments for the use of the Company's 2D and video technology. During the course of development of the component, the Company and Intel have had various discussions about other possible strategic ties between them.

     On May 8, 1997, Jim Stafford, the Company's President and CEO, met with representatives of Intel, including Leslie L. Vadasz, Senior Vice President of Corporate Development, Arvind Sodhani, Vice President and Treasurer and Steve Nachtsheim, Vice President, and Larry Palley, Director of Business Development, Platform Components Division, to discuss the relationship between the companies. Following a discussion of a possible minority investment in the Company by Intel along with a technology sharing arrangement, the parties discussed the possibility that both Intel and Chips would be willing to explore the possibility of an acquisition of the Company by Intel. Mr. Stafford stated that he would discuss a possible acquisition with the Company's Board of Directors.

     On May 15, 1997, at a regular meeting of the Board of Directors of the Company, Mr. Stafford described to the Board the discussions he had with Intel's representatives. The Board authorized Mr. Stafford to engage in further discussions with Intel regarding the possibility of a merger. On May 16, 1997, the Company formally asked the investment banking firm of Hambrecht & Quist LLC ("H&Q") to begin providing advice to the Company in connection with its discussions with Intel. At that time, H&Q was already under retainer to the Company to assist it in finding strategic or merger partners and had worked with the Company in connection with the process of assessing and contacting prospective partners in recent years.

     On June 5, 1997, representatives of Intel, including Pat Gelsinger, Vice President, Mr. Nachtsheim, Randy Tinsley, Assistant Treasurer responsible for Mergers & Acquisitions, and Mr. Palley met with representatives of the Company, including Mr. Stafford, Morris Jones, Chief Technical Officer, Tim Christofferson, Chief Financial Officer, Jeffery Anne Tatum, Vice President and General Counsel, and Larry Roffelson, Vice President of Engineering, at the Company's headquarters in San Jose, California to learn more about the Company's business. Following this meeting, Messrs. Gelsinger, Tinsley and Palley met with Messrs. Stafford and Jones to discuss generally the goals and objectives of a possible acquisition of the Company by Intel and some of the potential general terms and conditions that might apply to such a transaction. During the course of that discussion, it is the recollection of the Chips representatives that Intel representatives indicated informally that Intel was considering offering a premium of 15 - 20% over the then market price for the shares of the Company, which Mr. Stafford and the Chips team understood to be an

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

indication of a potential bid of approximately $12 per share, as the then current market price for the Company's stock was in the low $10 range.

     During the next several weeks, discussions among management representatives of the two companies were held. During these meetings, non-public information about the companies' strategic plans and products was exchanged. During this time, information was also provided by the Company to H&Q to assist it in its preparation of a negotiation strategy and valuation arguments for the Company.

     On June 16, 1997, representatives of H&Q, the management of the Company, and the Company's outside legal counsel met with the Company's Board of Directors to discuss the Company's negotiation strategy and valuation arguments. At that meeting, H&Q made a presentation to the Board of a draft of the presentation it intended to make to Intel in order to justify the highest possible valuation for the Company. The members of the Chips Board of Directors commented on the draft H&Q presentation materials, and suggested various changes. The Board and its advisers also discussed the Company's alternatives, Intel's alternatives and information concerning pricing in other recent merger and acquisition transactions. After H&Q left the meeting, the Company's outside legal counsel advised the Board with respect to its fiduciary duties in considering an acquisition proposal.

     On June 17, 1997, Mr. Tinsley visited Mr. Stafford at the Company's headquarters and, with Mr. Gelsinger participating by telephone, discussed in more detail some of the potential terms and conditions of an acquisition of the Company by Intel.

     On June 25, 1997, Mr. Stafford, Ms. Tatum, and representatives of H&Q met with Messrs. Tinsley and Gelsinger of Intel to discuss valuation issues. At this meeting, representatives of Intel indicated informally that Intel was considering offering a premium of 15 - 20% over the then market price for the shares of the Company. H&Q also made a formal presentation to Intel's representatives in an attempt to convince Intel that it should pay a price for the Company which was far in excess of the range of values Intel had previously indicated it was considering. Based upon various valuation arguments, the H&Q representatives argued that Intel should pay from $21 - 29 per share. This range did not represent a "valuation" by H&Q, but instead represented an argument to support a price range which H&Q believed it could justify in the context of acquisition negotiations. The Intel representatives expressed their disagreement with various assumptions and conclusions in the H&Q presentation.

     On June 26, 1997, at the regular meeting of the Board of Directors of the Company, representatives of H&Q and the Company's outside legal counsel met with the Board. The H&Q representatives reviewed in detail the presentation they had made to Intel and the comments they had received from Intel's representatives, and discussed negotiating strategy and valuation issues with the Board. Following the departure of the representatives of H&Q from the meeting, the Company's outside legal counsel discussed with the Board its fiduciary duties in connection with the potential transaction.

     Between June 26 and July 10, 1997, Mr. Stafford held a number of telephone conversations with representatives of Intel. On July 10, 1997, Mr. Stafford met with Mr. Tinsley and Mr. Vadasz, who told Mr. Stafford that they were considering presenting to Intel's Board on July 16, 1997, a request for authority to make a $400 million purchase proposal. Intel's representatives did not indicate to Mr. Stafford how the potentially forthcoming proposal would deal with the Company's outstanding option plans. In light of the number of options outstanding, the Company calculated that a proposal to pay $400 million for the Company could be a proposal to pay anywhere from approximately $15 per share to approximately $18 per share, depending upon whether some or all of the outstanding options were assumed by Intel or accelerated. Accordingly, both at the July 10 meeting and afterwards, Mr. Stafford and representatives of H&Q attempted to ascertain from Intel how it proposed to deal with the Company's outstanding options, so as to ascertain the per share price which Intel was contemplating offering. On July 14, 1997 the Board of Directors of the Company met with outside legal counsel and representatives of H&Q to review the status of the discussions between the parties and to consider strategy. During the meeting, an outline was drafted to clarify the Company's expectations concerning the proposal of Intel management to Intel's Board. That outline proposed that Intel pay a price of $18.50 per share for all of the outstanding shares of the Company, and assume all

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

employee stock options outstanding under the Company's various option plans. On July 15, Mr. Stafford met with Messrs. Tinsley, Vadasz and Sodhani to present and review the outline.

     On July 16, 1997, Mr. Tinsley called Mr. Stafford following Intel's Board meeting and communicated to Mr. Stafford that Intel was prepared to propose an acquisition of the Company at a price of $16.00 per Share. That evening, the Company's Board met with outside legal counsel and representatives of H&Q to consider Intel's proposal. The Board instructed Mr. Stafford to reject the proposal and he did so.

     On July 17 and 18, 1997, representatives of H&Q held discussions with representatives of the Company and separately with representatives of Intel. On July 18, 1997, at a regular meeting of the Company's Board of Directors, the Board reviewed management's stand alone operations plan for fiscal 1998 and 1999 which contemplated, among other things, the commencement of new research and development projects intended to diversify the Company's products by targeting applications outside the graphics business, and the expenditure of comparatively increasing amounts on research and development, both in the Company's core area and in new product development. The Board and management of the Company discussed the status of the negotiations with Intel, including the fact that Intel and the Company were not in agreement concerning the valuation of the Company.

     On July 19 and 20, 1997, Mr. Stafford and Mr. Vadasz had several telephone conversations about Intel's proposal and why it was unacceptable to the Company.

     On July 21, 1997, the Company's Board met to discuss the status of negotiations. Subsequently, Mr. Stafford and Ms. Tatum met with Messrs. Tinsley, Vadasz and Sodhani to discuss the difference between the two companies' views of valuation. The meeting ended without a resolution.

     Late in the evening of July 21, 1997, Mr. Stafford and Mr. Vadasz spoke by telephone and concluded that if an acquisition were to occur, it would be at a price of $17.50 per Share, provided that the results of due diligence were satisfactory and agreement on other outstanding issues and conditions could be reached, and provided that both companies' Boards approved. On July 22, 1997, Mr. Stafford spoke with each of the Company's Board members by telephone and was authorized to commence negotiations of a definitive agreement, subject to Board approval.

     Between July 22, 1997 and July 27, 1997, Intel conducted due diligence and representatives of the parties negotiated the terms and conditions of the definitive merger agreement. Mr. Stafford kept the Board apprised of the status of the negotiations.

     On July 27, 1997, the Board of Directors of the Company met with legal counsel and representatives of H&Q. The Board reviewed the terms and conditions of the Offer and the Merger Agreement. In addition, H&Q delivered a presentation to the Board on the financial aspects of the Offer and the Merger, and delivered its opinion that, as of the date thereof, the consideration to be received by the holders of the Company's Common Stock in the Offer and the Merger was fair to such holders from a financial point of view. In addition, the Company's outside legal counsel reviewed the principal legal terms and conditions of the Offer and the Merger Agreement. Following discussion of the proposed Offer and Merger, the Board unanimously approved the Offer and the Merger and unanimously resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares in the Offer.

     Reasons for the Recommendation. In reaching its recommendation set forth above, the Board considered a number of factors, including, but not limited to the following:

     (i) historical information concerning the Company's business prospects, financial performance and condition, operations, technology, management and competitive position;

     (ii) the financial condition, results of operations, business and strategic objectives of the Company as well as the risks involved in achieving those objectives;

     (iii) current financial market conditions and historical market prices, volatility and trading information with respect to the Common Stock of the Company;

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

     (iv) the consideration to be received by the Company stockholders in the Offer and the Merger and a comparison of merger and acquisition transactions deemed to be comparable to the Offer and the Merger or otherwise relevant to the Board's deliberations;

     (v) the terms of the Merger Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations;

     (vi) the performance of the Company on a historical basis and the prospects and risks of the Company going forward as an independent company;

     (vii) the potential for other third parties, particularly those with sufficient resources and complementary technology, to acquire the Company including the fact that the Company had actively canvassed the market for strategic partners since late 1994;

     (viii) a review of the possible alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent entity), the range of possible benefits and risks to the Company's stockholders of such alternative and the timing and the likelihood of actually accomplishing any of such alternatives;

     (ix) the presentation to the Board by H&Q at the July 27, 1997 Board meeting;

     (x) the written opinion of H&Q to the effect that, as of the date of the opinion, the $17.50 in cash to be received by holders of Shares in the Offer and the Merger is fair to such holders from a financial point of view. The full text of this written opinion, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C. STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THE OPINION IN ITS ENTIRETY;

     (xi) the fact that pursuant to the Merger Agreement, the Company is not prohibited from responding to any unsolicited Superior Proposal (as defined in the Merger Agreement) to acquire the Company, and the Company may terminate the Merger Agreement and accept any such Superior Proposal subject to the Company's obligation to pay the termination fee as described in the Merger Agreement;

     (xii) the relationship of the Offer price to historical market prices of the Company's Common Stock and to the Company's book value and liquidation value per share, and the fact that the Offer price of $17.50 represented a premium of 25% over the last sale price of the Company's Common Stock on July 25, 1997 (the last trading day before the announcement of the Merger Agreement), a premium of approximately 30% over the average last sale price of the Company's Common Stock during the preceding week, a premium of approximately 46% over the average last sale price of the Company's Common Stock during the preceding month, a premium of approximately 28% over the average last sale price of the Company's Common Stock during the preceding 12 months, and a premium of approximately 65% over the average last sale price of the Company's Common Stock during the preceding 36 months;

     (xiii) the likelihood that the proposed acquisition would be consummated, including the experience, reputation and financial condition of Intel and the risks to the Company if the acquisition were not consummated, including (a) the Company's sales and operating results, (b) progress of certain development projects and products, and (c) the Company's stock price; and

     (xiv) the availability of appraisal rights in the Merger under applicable law.

In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable, and did not, quantity or otherwise attempt to assign relative weights to the factors it considered.

     THE FULL TEXT OF THE WRITTEN FAIRNESS OPINION OF H&Q IS FILED AS EXHIBIT
(a)(2) TO THIS SCHEDULE 14D-9 AND IS ALSO ATTACHED HERETO AS ANNEX C. STOCKHOLDERS ARE URGED TO, AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY.

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SUCH OPINION WAS PRESENTED FOR THE INFORMATION OF THE BOARD IN CONNECTION WITH
ITS CONSIDERATION OF THE MERGER AGREEMENT AND IS DIRECTED ONLY TO THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE CONSIDERATION TO BE RECEIVED BY HOLDERS OF SHARES (OTHER THAN INTEL) PURSUANT TO THE OFFER AND THE MERGER. SUCH OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER SHARES IN THE OFFER OR HOW TO VOTE WITH RESPECT TO THE MERGER.

     IN LIGHT OF ALL THE FACTORS SET FORTH ABOVE, THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, TAKEN TOGETHER, ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF THE COMPANY, HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES HEREUNDER.

OPINION OF THE FINANCIAL ADVISOR

     As noted above, on July 27, 1997, H&Q presented its fairness opinion to the Chips Board of Directors. H&Q's opinion was based upon various analyses performed by H&Q, which included: an analysis of Chips' historical and projected income statement; a comparison of Chips' earnings per share estimates to analysts' earnings per share estimates; a review of Chips' transition to new products; a review of Chips' historical and projected income statement and balance sheet; a review of Chips' common stock price trading volume and history; an analysis of potential future share prices for Chips; an analysis of implied value based on publicly traded companies; an analysis of implied value based on merger and acquisition transactions which H&Q deemed comparable; a comparison of premia paid in comparable transactions and those offered by Intel; and a discounted cash flow analysis.

     In performing its analysis of the implied value of Chips based on publicly traded companies, H&Q derived per share implied values based upon historical information in a range from $15.62 to $17.03.

     In performing its analysis of implied value of Chips based on merger and acquisition transactions, H&Q derived per share implied values in a range from $17.03 per share to $32.47 per share. In its analysis of premia paid in recent technology transactions, H&Q determined that the mean premium one trading day prior to the announcement of such transactions was 26%, and compared this to the mean premium one trading day prior to announcement of Intel's proposed acquisition of Chips of 25%, and that the mean premium 20 trading days prior to the announcement of comparable technology transactions was 38% which compared to the mean premium 20 trading days prior to the announcement of Intel's proposed acquisition of Chips of 65%.

     Finally, in performing its discounted cash flow analysis, H&Q utilized discount rates of 17% to 21% and derived a present value for Chips in a range of between $13.24 per share and $19.93 per share.

     In arriving at its opinion as to the fairness of Intel's offer, H&Q did not rely exclusively upon any of the foregoing analyses, but instead carefully considered each and applied its judgment based upon, among other things, the data presented above, as well as its representation of Chips in connection with its attempt to locate strategic or merger partners for the Company over the past several years.

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

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

     Item 9 is hereby amended and supplemented to add the following:

(a)(6)   Press release issued by the Company and Intel on October 2, 1997.(1)
(a)(7)   Letter to Stockholders, dated October 3, 1997, from James F. Stafford,
         President and Chief Executive Officer of the Company.*
(c)(6)   Amendment to Agreement and Plan of Merger, dated as of October 2, 1997 between the Company, Intel and the Purchaser.(2)

---------------

 *  Included in copies mailed to stockholders.

(1) Attached hereto as Annex B.

(2) Attached hereto as Annex A.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                            CHIPS AND TECHNOLOGIES, INC.

Dated: October 3, 1997                      By:   /s/ JEFFERY ANNE TATUM
                                                  --------------------------------------------
                                                  Jeffery Anne Tatum
                                                  Secretary, Vice President and General
                                                  Counsel

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

                                    ANNEX A

                   AMENDMENT TO AGREEMENT AND PLAN OF MERGER

     This Amendment to Agreement and Plan of Merger (this "Amendment") is made and entered into as of the 2nd day of October 1997, by and among Chips and Technologies, Inc., a Delaware corporation (the "Company"), Intel Corporation, a Delaware corporation ("Parent") and Intel Enterprise Corporation, a Delaware corporation and a direct, wholly owned subsidiary of Parent ("Merger Sub"; the Company and Merger Sub sometimes being hereinafter together referred to as the "Constituent Corporations").

                                    RECITALS

     WHEREAS, the Company, Parent and Merger Sub have entered into an agreement, dated as of July 27, 1997 (the "Original Agreement"), pursuant to which Merger Sub has commenced a tender offer (the "Tender Offer") for any and all shares of the Company at $17.50 per share, which Tender Offer will be followed by a merger (the "Merger") at the same price; and

     WHEREAS, the parties to the Original Agreement now desire to amend the Original Agreement.

     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto amend the Original Agreement as follows:

                                   AGREEMENT

     1. Amendment of (Section 1.1(b) (The Offer) of the Original
Agreement. Section 1.1(b) of the Original Agreement is deleted in its entirety and replaced with the following provision:

          (b) Subject to the terms and conditions thereof, the Offer shall expire at midnight, New York City time, on the date that is twenty (20) Business Days after the date the Offer is commenced; provided, however, that without the consent of the Company's Board of Directors, Parent may
     (i) from time to time extend the Offer, if at the scheduled expiration date of the Offer any of the conditions to the Offer shall not have been satisfied or waived, until such time as such conditions are satisfied or waived; (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC ") or the staff thereof applicable to the Offer; or
     (iii) extend the Offer for any reason on one or more occasions for an aggregate period of not more than twenty (20) Business Days beyond the latest expiration date that would otherwise be permitted under clause (i) or (ii) of this sentence if on such expiration date there shall not have been tendered at least 90% of the outstanding Shares. Parent agrees that if all of the conditions to the Offer set forth on Annex A are not satisfied on any scheduled expiration date of the Offer then, provided that all such conditions are reasonably capable of being satisfied prior to November 30, 1997, Parent shall extend the Offer from time to time until such conditions are satisfied or waived, provided that Parent shall not be required to extend the Offer beyond November 30, 1997. Subject to the terms and conditions of the Offer and this Agreement, Parent shall accept for payment, and pay for, all Shares validly tendered and not withdrawn pursuant to the Offer that Parent becomes obligated to accept for payment and pay for pursuant to the Offer, as promptly as practicable after the expiration of the Offer.

     2. Amendment of Section 8.3(a) (Termination by the Company) of the Original Agreement. Section 8.3(a) of the Original Agreement is deleted in its entirety and replaced with the following provision:

          (a) after November 30, 1997, Parent shall have failed to pay for Shares pursuant to the Offer; provided, however, that the right to terminate this Agreement pursuant to this subsection (a) shall not be available to the Company if it has breached in any material respects its obligations under this Agreement that in any manner shall have proximately contributed to the failure references in this clause (a);

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

     3. Amendment of Section 8.5(b) (Effect of Termination and Abandonment) of the Original Agreement. Section 8.5(b) of the Original Agreement is deleted in its entirety and replaced with the following provision:

          (b)(i) In lieu of any liability or obligation to pay damages (other than the obligation to reimburse Parent for expenses pursuant to Section 8.5(a)), if (A) there shall be a proposal by a Third Party for a Third Party Acquisition existing at the time of termination of the Agreement by the Parent and Merger Sub, and (B) Parent and Merger Sub shall have terminated this Agreement pursuant to Section 8.4(b) or (c) or (d) and, with respect to a termination pursuant to Section 8.4(d) the Company has breached in any material respect its obligations under this Agreement in any manner which proximately contributed to Parent and Merger Sub's termination of the Offer, the Company shall pay to Parent (i) within two
     (2) business days after such termination $2,000,000 and (ii) an additional $3,500,000 upon consummation, if any, of any Third Party Acquisition with a Person who had proposed a Third Party Acquisition prior to the time of the termination of this Agreement by the Parent and Merger Sub.

          (b)(ii) In lieu of any liability or obligation to pay damages (other than the obligation to reimburse Parent for expenses pursuant to Section 8.5(a)), (A) if there shall not have been a material breach of any representation, warranty, covenant or agreement on the part of the Parent or Merger Sub and (B) the Company shall have terminated this Agreement pursuant to Section 8.3(b), the Company shall pay to Parent (i) concurrently with such termination $2,000,000 and (ii) an additional $3,500,000 upon consummation, if any, of either the Superior Proposal giving right to terminate this Agreement under Section 8.3(b) or any Third Party Acquisition with a Person who had proposed a Third Party Acquisition prior to the termination of this Agreement under section 8.3(b). (Such amounts payable pursuant to Section 8.5(b)(i) or this Section 8.5(b)(ii) are referred to in the aggregate in this Agreement as the "Termination Fee.")

     4. Other Provisions. Except as expressly provided herein, the Original Agreement shall remain in full force and effect.

     IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by duly authorized officers of the parties hereto as of the date hereof.

                                          CHIPS AND TECHNOLOGIES, INC.

                                          by:     /s/ JAMES F. STAFFORD

                                            ------------------------------------
                                              Name: James F. Stafford
                                              Title: President and CEO

                                          INTEL CORPORATION

                                          by:     /s/ LESLIE L. VADASZ

                                            ------------------------------------
                                              Name: Leslie L. Vadasz
                                              Title: Sr. Vice President

                                          INTEL ENTERPRISE CORPORATION

                                          by:       /s/ CARY KLAFTER

                                            ------------------------------------
                                              Name: Cary Klafter
                                              Title: President

                                    ANNEX B

CONTACT:

     Chuck Malloy
     Intel Corporation
     (408) 765-3684
     chuck malloy@ccm.oc.intel.com

    Tim Christofferson
     Chips & Technologies
     (408) 434-0601, ext. 2310

     INTEL AND CHIPS AND TECHNOLOGIES ANNOUNCE AGREEMENT IN PRINCIPLE TO SETTLE DELAWARE LITIGATION

     Santa Clara, Calif., October 2, 1997 -- Intel Corporation and Chips and Technologies, Inc. jointly announced today that they have reached an agreement in principle to settle shareholder class action litigation brought in the Delaware Court of Chancery. The Delaware litigation was filed against Chips and Technologies on July 31, 1997, and was amended by the plaintiffs to include Intel and a subsidiary on Sept. 19, 1997. The suit sought to halt the consummation of the previously proposed acquisition of Chips and Technologies by Intel.

     The terms of the settlement agreement, which must still be presented to and approved by the Delaware Court of Chancery at a settlement hearing, call for Chips and Technologies to make additional disclosure in a Securities and Exchange Commission Filing which will then be mailed to Chips shareholders. The settlement also calls for Chips and Technologies and Intel to amend their current Merger Agreement to extend to Nov. 30, 1997, the date after which either Intel or Chips and Technologies may unilaterally terminate the transaction if the tender offer has not been consummated. The settlement also provides that, in the event that Chips seeks to terminate the Merger Agreement due to an unsolicited higher offer meeting the standards set forth in the Merger Agreement, the maximum fee payable to Intel would be reduced from $15 million to $7.5 million.

     The settlement contains no agreement to pay plaintiffs' attorneys fees. The plaintiffs have reserved the right to apply to the Delaware Court of Chancery for a fee and expense award, and defendants have reserved the right to oppose any such application.

     The Merger Agreement between the parties provides that Chips may not solicit other offers, but may, under certain conditions, entertain negotiations with parties who make unsolicited superior proposals to purchase Chips and Technologies.

     Chips and Technologies is the world's number one supplier of flat panel video graphics controllers and accelerators to the portable computer market. Chips and Technologies can be reached on the worldwide web at http:/www.chips.com.

     Intel, the world's largest chip maker, is also a leading manufacturer of personal computer, networking and communications products. Additional information is available at www.intel.com/pressroom.

                               INDEX TO EXHIBITS

                                                                               SEQUENTIALLY
EXHIBIT                                                                          NUMBERED
NUMBER                                   EXHIBITS                                  PAGE
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
(a)(6)     Press release issued by the Company and Intel on October 2, 1997.(1)
(a)(7)     Letter to Stockholders, dated October 3, 1997, from James F.
           Stafford, President and Chief Executive Officer of the Company.*
(c)(6)     Amendment to Agreement and Plan of Merger, dated as of October
           2, 1997 between the Company, Intel and the Purchaser.(2)

---------------

 *  Included in copies mailed to stockholders.

(1) Attached hereto as Annex B.

(2) Attached hereto as Annex A.